EXHIBIT 99.1

News Release

Kamada Reports Revenue for First Half 2015 in Line with Plans

NESS ZIONA, Israel (July 8, 2015) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, today reports that revenue during the first half of 2015 is in line with its plans at $28 million.  As a result, the Company affirms its previously reported full year 2015 revenue guidance in the range of $70 million to $73 million.

“During the first quarter of 2015, our Proprietary Product revenue was impacted by a delay in the release of product batches as we awaited final validation of a filling process. This process was validated in April and the delayed revenue from the first quarter was realized in the second quarter of 2015.  Consequently, we are pleased to report that our revenue for the first half of 2015 from Proprietary Products was approximately $16 million and we are on track to achieve our full year 2015 revenue projections and to achieve our annual Glassia sales target worldwide, a significant part of which is secured with orders already received from Baxalta,” stated Gil Efron, Deputy Chief Executive and Chief Financial Officer of Kamada.

The Company expects to report complete financial results for the three and six months ended June 30, 2015 on July 30th.  Information regarding the conference call with investors will be provided in a separate notification in the coming weeks.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for immunomodulation orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxalta.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and entered Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts: Gil Efron CFO ir@kamada.com	Anne Marie Fields LHA 212-838-3777 afields@lhai.com